January 26, 2012

Re: Limited Brands, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 18, 2011
Form 10-Q for the Fiscal Quarter Ended October 29, 2011
Filed December 2, 2011
File No. 001- 08344

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20459

Dear Ms. Jenkins:

On behalf of Limited Brands, Inc. (“Limited Brands” or the “Company”), set forth below are Limited Brands' responses to the comments contained in your letter dated January 10, 2012 relating to the above referenced filings (the “Comment Letter”). For your convenience, your comments are reproduced in italicized font below and are followed in each case by the response of Limited Brands. This letter is being filed with the Commission today via EDGAR.

Form 10-K for the Fiscal Year Ended January 29, 2011

Notes to Consolidated Financial Statements, page 64

9. Equity Investments and Other, page 74

1. With regard to the 2010 sales and 2011 contribution of Express shares, please address the following:

•
Discuss the company's basis for accounting for the Company's remaining Express shares under the cost basis rather than using available for sale accounting. Also discuss the market and contractual restrictions you refer to on page 75 and the authoritative literature that supports your accounting treatment;

•
Explain the July 2011 contribution to The Limited Brands Foundation, the timing and amount of pledges made and paid, how you calculated the $113 million contribution expense and how this relates to the gain of $147 million recognized for the difference between the fair market value of the Express shares and the net carrying amount;

•
Address how your gain recognition in July 2011 is appropriate considering your using the fair market value of the Express shares on the contribution date, when you state in your Form 10-K, when justifying cost accounting for your investment in Express shares, that your shares are not registered and are subject to certain market and contractual restrictions. You further state in your Form 10-K that the fair market value may not be indicative of the amount you would realize in an ultimate disposition of the shares because of those market and contractual restrictions. Otherwise, address how your cost accounting treatment is appropriate.

Accounting for Express for the fiscal year ended January 29, 2011:

In order to determine the accounting for our remaining investment in Express, we followed the guidance in sections 10-15-5 and 10-20 of Accounting Standards Codification 320 Investments - Debt and Equity Securities (“ASC 320”). ASC 320-10-15-5 states:

The guidance in the Investments-Debt and Equity Securities Topic establishes standards of financial accounting and reporting for both of the following:
a.  Investments in equity securities that have readily determinable fair values;
b.  All investments in debt securities, including debt instruments that have been securitized.

ASC 320-10-20 defines “readily determinable fair value” as follows:

An equity security has a readily determinable fair value if it meets any of the following conditions:
a.  The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year.
b.  The fair value of an equity security traded only in a foreign market is readily determinable if that foreign market is of a breadth and scope comparable to one of the U.S. markets referred to above.
c.  The fair value of an investment in a mutual fund is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.

In accordance with this guidance, we concluded that our Express shares did not have a readily determinable fair value as defined in paragraph 10-20 based upon the contractual and regulatory restrictions on the sale of our remaining shares.

Initially, our shares were subject to a six month “lock up” period beginning with the May 12, 2010 Express initial public offering (the “initial lock-up period”). During the initial lock-up period, we were prohibited from selling any of our shares of Express. Subsequent to the initial lock up period, we continued to be subject to contractual and regulatory restrictions including the following:

•	As an affiliate of Express under the provisions of Rule 144 of the Securities Act of 1933 (“Rule 144”), we were required to register our shares prior to sale in a public market. We maintained a contractual right to demand the registration and sale of our shares. However, the number of our shares to be included in any registration initiated via exercise of a demand right was restricted by 1) the underwriter's determination of the total number of shares to be offered in the transaction; and 2) “piggyback” rights maintained by Golden Gate Capital (Express' majority owner) which permitted Golden Gate Capital to include shares proportionate to their ownership percentage in the transaction, thereby reducing the number of our shares available for sale in the transaction.

•
Subject to the provisions of Rule 144, within any three-month period we were only allowed to sell a portion of our shares that did not exceed the greater of: 1% of the number of shares of Express common stock then outstanding; or the average trading volume of Express common stock on the New York Stock Exchange (“NYSE”) during the four calendar weeks preceding the filing notice on Form 144.

These restrictions had no defined expiration date. Based on these indefinite restrictions, we concluded that the fair value of our shares of Express was not readily determinable in accordance with ASC 320-10-15-5 and, therefore, the provisions of ASC 320 were not applicable. As a result, we concluded that the cost method of accounting, as promulgated in ASC 325-20 Cost Method Investments, was appropriate.

Accounting for Express for the fiscal year ended January 28, 2012:

On April 12, 2011, our ownership interest in Express was reduced from 14% to 8% as a result of the sale of a portion of our remaining shares in the public market. In conjunction with this sale, we were subject to a 90-day lock up agreement prohibiting the sale of any additional shares. On April 21, 2011, we renounced our right to a seat on the Express Board of Directors. As a result, we no longer qualified as an affiliate of Express and were, therefore, no longer required to register our shares of Express prior to sale in a public market.

Based on the release of the regulatory restrictions associated with affiliate sales of stock and the impending release of the contractual 90-day lock up period in June 2011, we concluded as of April 21, 2011, that restrictions greater than one year on our remaining shares of Express no longer existed. As a result, we concluded that a change from the cost method to the available-for-sale method of accounting under ASC 320 was appropriate. We disclosed this change in Footnote 7, page 11 of our first quarter 2011 quarterly report on Form 10-Q filed June 3, 2011.

Accounting for our contribution to the Limited Brands Foundation:

On April 28, 2011, we made a pledge to the Limited Brands Foundation (the “Foundation”) totaling $50 million. In accordance with the provisions of ASC 720-25 Contributions Made, we recognized a liability and related expense associated with our pledge. We disclosed this commitment in Footnote 13, page 17 of our first quarter 2011 quarterly report on Form 10-Q filed June 3, 2011.

On July 28, 2011, we contributed all of our 7.2 million remaining shares of Express to the Foundation. This contribution fulfilled our $50 million pledge from the first quarter of 2011 and provided additional funding to the Foundation. The fair value of shares contributed was $163 million as measured by the average trading price of Express shares on the NYSE on the date of contribution. The contribution expense recognized in the second quarter of 2011 of $113 million represented the difference between the total fair value of the contribution of $163 million, less the contribution expense recognized in the first quarter of 2011 of $50 million. The $147 million gain recognized in the second quarter of 2011 associated with the contribution represented the difference between the fair value of the shares contributed of $163 million, less the net carrying basis of the shares under the available-for-sale method of accounting of $16 million ($163 million investment balance net of $147 million pre-tax unrealized gain recognized in accumulated other comprehensive income). This transaction is disclosed in Footnote 7, page 11 and Footnote 13, page 18 of our second quarter 2011 quarterly report on Form 10-Q filed August 31, 2011.

23. Supplemental Guarantor Financial Information, page 95

2. Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries who have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-
10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Each of the subsidiary guarantors is 100% owned by the parent issuer. We will revise our disclosure in future filings to clarify that the subsidiary guarantors are 100% owned by the parent issuer in accordance with Rule 3-10(h) of Regulation S-X.

3. Please tell us why the guarantor subsidiaries “Investment in subsidiaries” asset balance exceeds the Parent's similar account at January 29, 2011.

The “Net Investments in and Advances to/from Consolidated Affiliates” balances include both investment in subsidiaries and net intercompany balances between the parent, guarantor subsidiaries and non-guarantor subsidiaries. The parent's investment in subsidiaries balance is reduced by a net intercompany liability representing amounts owed by the parent to guarantor and non-guarantor subsidiaries. Similarly, the guarantor subsidiaries' balance is increased by a net intercompany receivable balance representing amounts owed to guarantor subsidiaries from the parent and non-guarantor subsidiaries.

4. It is unclear why Limited Brands, Inc. equity balance differs from “consolidated” equity.
Please give us a reconciliation.

As background, our subsidiary guarantors are determined based on their collective percentages of accounts receivable, inventories and qualifying domestic assets, as defined in our credit and bond indenture agreements. Qualifying domestic assets include all assets directly owned by the subsidiary excluding fixed assets, investments in subsidiaries and intercompany balances. As a result, we believe the primary benefit of this information to a bondholder is the ability to evaluate the assets of the subsidiary guarantors in support of the guarantee.

We prepared the condensed consolidating financial information required by paragraph (f) of Regulation S-X Rule 3-10 in accordance with the instructions in paragraph (i) of Regulation S-X Rule 3-10. In order to prepare this information, we utilized our accounting records at the legal entity level. As such, the equity balance of Limited Brands, Inc. (the “parent”) is based on the equity balances present in our underlying accounting records of the parent legal entity at that time. The “eliminations” column includes the consolidation-level elimination entries that we recorded to appropriately reduce parent, guarantor and non-guarantor equity balances to the appropriate consolidated amount.

In 2009, we commenced a project to review historical intercompany transactions and to settle related balances. We completed this project in the first quarter of 2011 and, as a result, a number of intercompany-related balances were adjusted including investment in subsidiary and equity balances.

These adjustments did not impact the consolidated balances but did impact the respective legal entity balances. As a result, beginning in the first quarter of 2011, the parent equity balance will agree to consolidated equity with the exception of accumulated other comprehensive income balances related to guarantor and non-guarantor subsidiaries.

Following is a summary reconciliation of parent equity to consolidated equity as of January 29, 2011:

$ in millions

Total Equity - Limited Brands, Inc. (the parent)	$9,473

Accumulated Other Comprehensive Income balances associated with Non-Guarantors	$6

Adjustments included in Eliminations column	$(8,002)

Total Equity - Consolidated Limited Brands, Inc.	$1,477

Form 10-Q for the fiscal quarter ended October 29, 2011

Financial Condition, page 39

Liquidity and Capital Resources, page 39

5. You disclose that $324 million of cash and cash equivalents were held outside the United
States at October 29, 2011 when your total cash balance at October 29, 2011 is $498 million.
Given that a significant amount and percentage of your total cash and cash equivalents are held outside of the United States, please advise us of the following:

•	Tell us why such a significant amount of cash is held outside of the United States, when such a small portion your income from operations is generated from foreign sales;

•	Describe to us how you satisfy the cash needs of your domestic operations;

•	Quantify the carrying value and the tax basis value of the deferred tax liability related to foreign affiliated earnings; and

•
Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19). Include your consideration of the amount and percentage of cash and investments currently held by foreign subsidiaries in your response.

Our business is highly seasonal in nature with sales and operating cash flow peaking during the fourth quarter coincident with the holiday season in the United States (the “U.S.”). As a result, the relationship between cash held outside of the U.S. and cash held within the U.S. varies significantly depending on the time of year. Our cash held within the U.S. typically reaches its lowest level in the third fiscal quarter as we utilize cash to build our inventories in anticipation of the holiday period. The following table details our cash balances for the trailing four fiscal quarters:

$ in millions	Q3 2011	Q2 2011	Q1 2011	Q4 2010

Foreign cash	$324	$450	$417	$408
Domestic cash	$174	$585	$1,141	$722
Total cash	$498	$1,035	$1,557	$1,130

Foreign as a % of total	65%	43%	27%	36%

Our cash held outside the U.S. is generated primarily from our overseas production and sourcing function. Our domestic operations are funded through cash flows generated by our U.S. based retail businesses.

To date, we have not made an election to indefinitely reinvest our undistributed foreign earnings. We do not have a deferred tax liability related to foreign affiliated earnings in accordance with section 30-25-5 of ASC 740 Income Taxes because the tax basis of our foreign operations exceeds the book carrying value. Our tax basis exceeds our book basis largely due to the fiscal year 2008 impairment of La Senza, our Canadian-based retail business. This information is disclosed in Footnote 11, page 78 of our fiscal year 2010 annual report on Form 10-K filed March 18, 2011.

Further, pursuant to your request, Limited Brands acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me at (614) 415-2403 if you have any further questions or comments. Please e-mail any additional written comments to my attention at sburgdoerfer@limitedbrands.com.

Very truly yours,

/s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Executive Vice President,
Chief Financial Officer